Filed by TrustCo Bank Corp NY
                                   Pursuant to Rule 425 under the Securities Act
                                           of 1933 and deemed filed  pursuant to
                              Rule 14a-12 of the Securities Exchange Act of 1934
                                          Subject Company:  Cohoes Bancorp, Inc.
                                                 (Commission File No. 000-25027)




TRUSTCO BANK CORP NY (LOGO)                          ROBERT A. MCCORMICK
                                                     PRESIDENT & CEO


            SEND A MESSAGE TO THE MANAGEMENT AND DIRECTORS OR COHOES

                THEY ARE TO WORK IN YOUR BEST INTEREST NOT THEIRS

Dear Cohoes Shareholders:

The management of your company will not negotiate with TrustCo. Instead, they want TrustCo to sign a confidentiality agreement, which would prevent it from taking actions to acquire Cohoes for up to 18 months.

Meanwhile, Cohoes' management is proposing an amendment to its stock option and restricted stock plans, which enriches select employees and directors. THIS PROPOSAL DOES NOT ADD VALUE FOR SHAREHOLDERS.

REMEMBER

 o    Cohoes' stock price has increased only because of takeover speculation.

 o    Cohoes has underperformed its peer group financially.

 o Cohoes' management and Board has shown through their failed merger with Hudson River Bancorp its desire to maximize their personal benefits, not the shareholders'.

                              TIME IS RUNNING SHORT

On the enclosed white proxy card:

VOTE "FOR" PROPOSAL 1 TO ELECT THE TRUSTCO NOMINEES

VOTE "AGAINST" PROPOSAL 2 TO AMEND THE STOCK OPTION PLAN


If you have already voted the blue card, you may change your vote by signing, dating and returning the enclosed WHITE proxy card. If you need assistance in voting your proxy or tendering your shares, please call Georgeson Shareholder Communications at 1-800-223-2064

320 State Street P.O. Box 1082
Schenectady, NY 12301  (518)377-3311